Exhibit 2.1

Term Sheet for Share Swap Agreement

Party A: Sun Culture Foundation Limited, a company incorporated in HK, PRC.

Party B: Sun New Media Inc., a company incorporated in the State of Minnesota, USA.

Whereas:

(1)                                  Party A owns 7,600,000 shares in Sun New Media Inc (the “Shares”) at the date of signing this Agreement;

(2)                                  Both parties agree that Party A shall transfer the 7,600,000 shares it owns in Sun New Media Inc. to Party B, and Party B agrees to accept the shares.

Consideration:

The consideration for the Shares at the time of this transaction shall be USD 4,940,000 based on a per share valuation of USD 0.65/share.

1.                                       The consideration shall be paid by Party B by transferring 20,000,000 shares in Sun 3C Media Plc. to Party A at the price of Sterling Pound 0.13 per share, which valued aggregate Sterling Pound 2,600,000 (the exchange rate for Sterling Pound to US Dollar is 1:1.9)

2.                                       Warranties:

(i)                                     Both parties have full and requisite power and authority to enter into and perform this Agreement and this Agreement will, when executed, constitute legal, valid and binding obligations on Sun New Media in accordance with its terms;

(ii)                                  They are legally and beneficially entitled to transfer the Shares; and

(iii)                               The Shares are and will on Completion be free from all and any claims, charges, liens, equities (including option or right of pre-emption), encumbrances and any other third party interests whatsoever.

3.                                       Jurisdiction

This Agreement shall be governed by, and construed in accordance with, the laws of Singapore and the parties hereby irrevocably submit to the non-exclusive jurisdiction of the courts in Hong Kong.